UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): October 11, 2021

IROQUOIS VALLEY FARMLAND REIT, PBC

(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

708 Church Street, Suite 234, Evanston, IL	60201
(Full mailing address of principal executive offices)	(ZIP Code)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.    Other Events

2021 Stock Redemption Period

The board of directors (the “Board”) of Iroquois Valley Farmland REIT, PBC (the “Company”) authorized the Company to redeem shares of its common stock (the “2021 Redemption”). The 2021 Redemption is made pursuant to the Company’s Stock Redemption Program dated February 22, 2019 (“Stock Redemption Program”). A copy of the Stock Redemption Program is attached as Exhibit 3.1.

The 2021 Redemption is made under the following terms, in addition to the terms set forth in the Stock Redemption Program:

Term of 2021 Redemption: October 15, 2021 – November 15, 2021.

2021 Redemption Price: $618/share (namely the Company’s current common stock offering price).

Record Date: October 8, 2021.

Number of Shares to be Redeemed: Up to 4,902 (the “Redemption Cap”), equal to 5% of the shares of common stock of the Company outstanding as of the Record Date. If total shares offered for redemption in the 2021 Redemption exceed the Redemption Cap, the Company may redeem shares up to the Redemption Cap on a pro rata basis.

Eligible Shares: Any shares purchased more than five (5) years prior to the Record Date. Based on the Record Date, shares must have been purchased prior to October 8, 2016 to be eligible for the 2021 Redemption.

Minimum Redemption: Subject to the Redemption Cap, stockholders must redeem a minimum of twenty (20) shares of common stock to participate in the 2021 Redemption. If a stockholder owns less than twenty (20) shares, the stockholder may participate if the stockholder redeems all of the eligible shares then owned by the stockholder.

Timing of Payment: The Company intends to issue payments under the 2021 Redemption within approximately ten (10) business days after the termination of the 2021 Redemption term.

Any Registered Shareholder seeking redemption of eligible shares in the 2021 Redemption must submit a completed Request for Redemption. Requests for Redemption must be received by the Company no later than 5:00pm CST on Monday, November 15, 2021.

A form Request for Redemption is attached as hereto as Exhibit 3.2. The Request for Redemption Form will also be distributed to stockholders holding shares of common stock eligible for redemption as of the Record Date.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A POS dated May 3, 2021 filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IROQUOIS VALLEY FARMLAND REIT, PBC

By:	/s/ Mark D. Schindel
Mark D. Schindel
Chief Financial & Investment Officer

Date: October 12, 2021

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